

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2014

Via e-mail
Mr. Tae-Sik Yoon
Chief Financial Officer
Ares Commercial Real Estate Corporation
One North Wacker Drive, 48th Floor
Chicago, IL 60606

> RE: **Ares Commercial Real Estate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 1-35517**

Dear Mr. Yoon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 104

1. Please tell us how your market risk disclosure complies with the quantitative requirements within Item 305 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

2. We note that $6.6 million of your interest expense is classified within other interest expense. Please tell us the process management uses to determine the interest expense that should be allocated to net interest margin.

Note 3. Loans Held for Investment, page F-16

3. We note that you included a risk factor on page 54 related to investments in non-conforming and non-investment grade rated loans or securities. Please clarify for us the degree of your exposure to subprime mortgages or other non-conforming loans in both your loans held for investment and held for sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant, at (202) 551-3432 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief